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STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

June 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deborah O’Neal-Johnson

Re:                             THL Credit Senior Loan Fund

Preliminary Proxy Statement on Schedule 14A

File No. 811-22874

Dear Ms. O’Neal-Johnson:

On behalf of the THL Credit Senior Loan Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received in a telephone conversation with you on June 13, 2018, relating to the preliminary proxy statement of the Fund filed on June 5, 2018.  Below, we describe the changes made to the preliminary proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a definitive proxy statement filed with the SEC on Schedule 14A.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the preliminary proxy statement.

Questions and Answers regarding the Proxy Statement and Special Meeting of Shareholders

1.                                    Comment:                                       The answer to the question “What will the advisory fees be under the New Advisory Agreement?” on page 2 discloses that “THL Credit has agreed to limit, indefinitely, certain non-management expenses borne by the Fund.”  Please clarify whether “indefinitely” means unconditionally and, if not, disclose the circumstances under which THL Credit would discontinue its obligation to limit certain non-management expenses borne by the Fund.  Please also clarify further what “certain non-management expenses” means.

Response:                                          The Fund has revised the answer to disclose that THL Credit may discontinue its obligations under the expense limitation agreement with the Fund only with the consent of a majority of the Independent Trustees and has included disclosure to clarify further what “certain non-management expenses” means.

Proxy Statement

2.                                    Comment:                                       In Proposal 1, please confirm that all information required to be disclosed by Item 22(b) of Schedule 14A has been disclosed in the proxy statement.

Response:                                          The Fund confirms that all information required to be disclosed by Item 22(b) of Schedule 14A is disclosed in the definitive proxy statement.

3.                                    Comment:                                       On page 4, please confirm that the disclosure in the “Other Directorships Held by Trustee/Nominee” column includes all directorships held during the past five years.

Response:                                          The Fund confirms that the disclosure in the “Other Directorships Held by Trustee/Nominee” column includes all directorships held during the past five years.

4.                                    Comment:                                       In Proposal 2, please confirm that all information required to be disclosed by Item 22(c) of Schedule 14A has been disclosed in the proxy statement.

Response:                                          The Fund confirms that all information required to be disclosed by Item 22(c) of Schedule 14A is disclosed in the definitive proxy statement.

5.                                    Comment:                                       In Proposal 3, please provide additional details regarding the reasons for the proposal to amend the Fund’s Amended and Restated Agreement and Declaration of Trust, including any pros and cons of the proposal.  Please also disclose whether there is any proposal to change the number of Trustees.

Response:                                          The Fund has revised the disclosure as requested.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:                  Steven A. Baffico, Four Wood Capital Advisors, LLC

Sabrina Rusnak-Carlson, Esq., THL Credit Advisors LLC
William J. Bielefeld, Esq., Dechert LLP